

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

December 27, 2006

Mr. John E. Brown
Controller
Sierra Pacific Resources
P.O. Box 30150
Reno, Nevada 89520-3150

> **Re:** **Sierra Pacific Resources (File No. 1-8788)**
> **Nevada Power Company (File No. 2-28348)**
> **Sierra Pacific Power Company (File No. 0-508)**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2006, June 30, 2006 and September 30, 2006**

Dear Mr. Brown:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Nevada Power Company, page 65

Results of Operations, page 65

1. Gross margin is a useful measure to provide information as to the extent the excess of sale proceeds of a product/service is available to cover ancillary expenses. We understand the usefulness of "spark spreads" in analyzing unregulated generation operations. However, since the product/service you provide appears to be at a regulated price (cost), we are unclear how gross margin aids the reader. Please explain to us in detail why gross margin is useful information for the reader and how management utilizes the measure in analyzing its business. Please be detailed in your response. Additionally, tell us what, if any, modifications you propose to make in future filings based on reevaluation of the measure.

Consolidated Statements of Operations, page 104

2. Please explain your basis for presenting the "Preferred stock dividend requirements of subsidiary" in earnings (deficit) applicable to common stock rather than net income. Predominant practice treats subsidiary preferred stock dividends as a minority interest deduction in determining net income. Preferred dividend requirements of the reporting entity, as opposed to a subsidiary, are typically shown below net income in the determination of earnings applicable to common stock.

Consolidated Statements of Cash Flows, page 107

3. Please tell us your basis for presenting the subtotal "Net cash used for utility plant" within cash flows from investing activities.

4. It appears that AFUDC equity *and* AFUDC debt (capitalized interest) have been backed out from investing and operating cash flows in the statement of cash flows. Please explain your basis for such treatment. In this regard, we believe that AFUDC equity is a non-cash item while AFUDC debt is an investing activity cash outflow, similar to capitalized interest. Please explain how your treatment complies with the Staff's views. See also footnote 7 to paragraph 17.c of SFAS 95.

Note 3. Regulatory Actions, page 132

5. Please explain to us the mechanics of how a rate case factors in the effects of the merger in setting rates for NPC and SPPC. Specifically address how the new cost structure, arising as a result of the merger, was reflected in NPC and SPCC respective electric rate cases. It appears Nevada has a statutory requirement to

file a base rate case every 2 years. Tell us whether this statutory requirement was directly or indirectly a factor that caused the PUCN to allow recovery of a portion of the goodwill associated with the merger. In this regard, tell us why goodwill is not authorized to receive a return.

Note 5. Jointly Owned Facilities, page 142

6. Please tell us where in the regulatory asset schedule the regulatory asset relating to the Mohave plant is classified. In this regard, please tell us why you believe such costs are probable of recovery.

Note 9. Debt Covenant Restrictions, page 148

Limits on Restricted Payments, page 149

7. In light of the dividend restrictions placed on NPC and SPPC, please explain to us how you concluded that you are not required to provide Schedule I. Refer to Rules 5-04 and 12-04 of Regulation S-X. Please be detailed in your response.

Note 12. Retirement Plan and Post-Retirement Benefits, page 162

8. Please disclose the net periodic pension and other postretirement benefit costs for NPC and SPPC.

9. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Note 13. Stock Compensation Plans, page 167

10. Please clarify whether rights to dividend equivalents have, in fact, been awarded to stock option holders. If so, please tell us whether you account for stock options as participating securities in the calculation of basic EPS. See paragraphs 60-61 of SFAS 128 and EITF 03-6.

Note 19. Goodwill and Other Merger Costs, page 183

11. We note, as a result of the PUCN decision, goodwill of approximately $96 million was reclassified as a regulatory asset and then transferred from the financial statements of SPR to the financial statements of SPPC as of June 30, 2004. We further note that pushdown accounting was not applied to the financial statements of SPPC presumably due to your application of Question 2 of SAB 5:J.   If our

understanding is incorrect, please clarify it. Otherwise, please advise why it is appropriate to "pushdown" only the regulatory asset that resulted from the merger as opposed to all purchase adjustments that resulted from the merger. The staff generally encourages the use of push-down, even in circumstances where there exists public debt or preferred stock. Hence a partial pushdown is generally not appropriate. We may have further comment.

Exhibit 31

12. Please revise your certifications to replace references to "annual report" with "report." You may continue to refer to "annual report" in Item 1 of the certification. Note that the language of the certifications required by Section 302 of the Sarbanes-Oxley Act and Item 601(b)(31) of Regulation S-K should not be altered. Similarly, revise your certifications in Form 10-Q to replace references to "quarterly report" with "report."

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Staff Accountant Sarah Goldberg at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant